File No. 70-10097

(As filed November 21, 2002)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION/DECLARATION ON FORM U-1/A
under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Northeast Gas Markets LLC               Boston Gas Company d/b/a KeySpan Energy
100 Cummings Center                       Delivery New England
Suite 457G                              Essex Gas Company d/b/a KeySpan Energy
Beverly, MA 01915-6132                    Delivery New England
The Brooklyn Union Gas Company d/b/a    One Beacon Street
KeySpan Energy Delivery New York        Boston, Massachusetts 02108
One MetroTech Center                    EnergyNorth Natural Gas, Inc. d/b/a
Brooklyn, New York 11201                  KeySpan Energy Delivery New England
KeySpan Gas East Corporation d/b/a      1260 Elm Street
  KeySpan Energy Delivery Long Island   P.O Box 329
175 East Old Country Road               Manchester, New Hampshire  03105
Hicksville, New York  11801
______________________________________________________________________________
             (Name of companies filing this statement and addresses
                        of principal executive offices)

                 _____________KeySpan Corporation______________
       (Name of top registered holding company parent of each applicant)

                              Steven L. Zelkowitz
            Executive Vice President - Administration and Compliance
                              KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
               __________________________________________________
                    (Name and address of agent for service)

                    The Commission is also requested to send
                copies of any communications in connection with
                                this matter to:

                           Frederick M. Lowther, Esq.
                              Laura V. Szabo, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                               2101 L Street, NW
                             Washington, D.C. 20037

PRE-EFFECTIVE AMENDMENT NO. 1 TO APPLICATION/DECLARATION UNDER PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         This pre-effective Amendment No. 1 amends the Form U-1 Application/Declaration previously filed in this proceeding in the following respect.

         A.  KeySpan Corporation is removed as an applicant.

         B.  The lead in sentence in the fifth paragraph of Item 1.C is amended and restated in its entirety as follows:

           With respect to the KeySpan Gas Utilities, the Encana Gas Contracts and the M&A Agreement expire on March 31, 2004 unless extended pursuant to the terms of those agreements. Once these arrangements terminate, NEGM may wish to enter into contracts to provide the KeySpan Gas Utilities with contract services for new Canadian gas supplies that the KeySpan Gas Utilities purchase. Accordingly, NEGM would like Commission authorization to enter into future agreements to provide contract services to the KeySpan Gas Utilities with respect to their gas supplies (“Additional Transactions”) provided the following conditions are met:

         C.  The lead in sentence in the fifth paragraph of Item 3.A is amended and restated in its entirety as follows:

         As noted in Item 1.C above, with respect to the proposed future Additional Transactions, NEGM requests that the Commission provide it Section 13(b) authorization to engage in these transactions with the KeySpan Gas Utilities provided the following conditions are met:

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                             NORTHEAST GAS MARKETS LLC

                                             ___________/s/_______________
                                             Michael S. Lucy
                                             President

                                             THE BROOKLYN UNION GAS
                                             COMPANY D/B/A KEYSPAN
                                             ENERGY DELIVERY NEW YORK

                                             ___________/s/_______________
                                             Richard A. Rapp, Jr.
                                             Vice President and Secretary

                                             KEYSPAN GAS EAST CORPORATION
                                             D/B/A KEYSPAN ENERGY
                                             DELIVERY LONG ISLAND

                                              ___________/s/_______________
                                              Kevin Knapp
                                              Vice President, Gas Operations

                                              BOSTON GAS COMPANY D/B/A
                                              KEYSPAN ENERGY DELIVERY NEW
                                              ENGLAND

                                              ___________/s/_______________
                                              Richard A. Rapp, Jr.
                                              Vice President and Secretary

                                              ESSEX GAS COMPANY D/B/A
                                              KEYSPAN ENERGY DELIVERY NEW
                                              ENGLAND

                                              ___________/s/_______________
                                              Richard A. Rapp, Jr.
                                              Vice President and Secretary

                                              ENERGYNORTH NATURAL GAS,
                                              INC. D/B/A KEYSPAN ENERGY
                                              DELIVERY NEW ENGLAND

                                              ___________/s/_______________
                                              Richard A. Rapp, Jr.
                                              Vice President and Secretary